

Mail Stop 3720

August 16, 2017

Danny Zheng
Chief Executive Officer
GlassBridge Enterprises, Inc.
1099 Helmo Avenue N, Suite 250
Oakdale, Minnesota 55128

> Re: **GlassBridge Enterprises, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 24, 2017**
> **File No. 001-14310**

Dear Mr. Zheng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. Please note that we will refer your responses to the Division of Investment Management for further review. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1. Please explain why GlassBridge and GBAM have not registered as investment advisers under the Investment Advisers Act of 1940, as amended (the "Advisers Act") and, to the extent that GlassBridge and/or GBAM intend to register as investment advisers in the future (*e.g.*, once GlassBridge launches its Asset Management Business (as defined on page 3 of the Form 10-K)), please state so.

2. Please provide further information needed to conduct an analysis under sections 3(a)(1)(A) or 3(a)(1)(C) of the Investment Company Act of 1940 (the "Company Act") with respect to GlassBridge. Additionally:

   a. Please identify and explain any interests in the "GlassBridge funds" held by or through GlassBridge or GBAM. For instance, please explain if interests in the GlassBridge funds are limited to general partnerships or if there are additional limited partnership interests, and the values of each. Do GlassBridge or GBAM make contributions to the capital of the GlassBridge funds in connection with or apart from the general partner interests? What are the values with regard to each GlassBridge fund? Please describe the methodology used to value these interests and explain why that methodology was chosen.

b. Please explain why an investment in GlassBridge is not equivalent to an investment in a fund of funds.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications